27 February 2026

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Annual Report on Form 20-F for the Year Ended 31 December 2025;
Notice of disclosure under Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We give notice to the Commission that we have provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in our Annual Report on Form 20-F for the year ended 31 December 2025.

Very truly yours,

Banco Santander S.A.

By:	/s/ David Hazell
David Hazell
Chief Compliance Officer